UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

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U.S. GLOBAL INVESTORS FUNDS

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Global Luxury Goods Fund
Global Resources Fund
Gold and Precious Metals Fund
World Precious Minerals Fund

Three Canal Plaza
Portland, Maine 04101

January 11, 2024

Dear Shareholder:

The Board of Trustees (the "Board") of U.S. Global Investors Funds (the "Trust") has called a special meeting (the "Special Meeting") of the shareholders of Global Luxury Goods Fund, Global Resources Fund, Gold and Precious Metals Fund, and World Precious Minerals Fund (each, a "Fund" and together, the "Funds"), each a series of the Trust, to approve an amendment to the Investment Advisory Agreement between U.S. Global Investors, Inc. (the "Adviser") and the Trust with respect to the Funds (the "Proposal"). The Special Meeting is scheduled to be held at the offices of Atlantic Fund Administration, LLC d/b/a Apex Fund Services, the Funds' administrator, Three Canal Plaza, Portland, Maine 04101, on March 8, 2024, at 10:00 a.m., Eastern Time.

Each Fund's investment advisory fee is currently structured as a base rate fee (based on each Fund's average daily net assets) and a performance-related component that adjusts the base rate fee upward or downward depending upon the performance of the Fund relative to its designated benchmark index (the "Performance Adjustment"). Shareholder approval for the Proposal is being sought to, among other things, eliminate the Performance Adjustment and thereby make the investment advisory fee structure of each Fund less complicated and more readily understandable and predictable to investors.

Depending on the investment performance of a Fund, as described in this Proxy Statement, the removal of the Fund's Performance Adjustment could result in a decrease to each Fund's effective advisory fee rate. Alternatively, the removal of the Fund's Performance Adjustment could result in an increase to each Fund's effective advisory fee rate. For this reason, the Adviser has agreed to phase in the removal of the Performance Adjustment such that, until 12 months after the Amended Agreement is approved (such phase in currently expected until March 31, 2025), each Fund would pay advisory fees equal to the lesser of the base rate fee or the fee as determined with the Performance Adjustment. In particular, during the phase in period, the advisory fee rate would be adjusted downward if a Fund's cumulative performance falls below the performance of its designated benchmark index by 5% or more but would not be correspondingly adjusted upward. If shareholders approve the Proposal, the removal of the Performance Adjustment for each Fund would be effective on or about April 1, 2024. As a result, as of April 1, 2025, each Fund would only pay the Adviser the current base rate fee for management of the Fund's assets.

In addition, subject to shareholder approval of the Amended Agreement, the Adviser has contractually agreed to waive fees and/or reimburse expenses of each Fund through at least April 30, 2025, to the extent necessary to prevent total Fund expenses (exclusive of acquired fund fees and expenses, extraordinary expenses, taxes, brokerage commissions and interest) on an annualized basis from exceeding 1.75% of the Fund's average daily net assets (the "New Expense Limitation"). Therefore, each Fund's overall expense ratio, after the removal of the Performance Adjustment, is expected to be no greater than a Fund's current expense ratio for a period of at least 12 months from the date that the Amended Agreement takes effect.

As previously referenced, shareholder approval for the Proposal is being sought to, among other things, make the fee structure of each Fund less complicated and more readily understandable and predictable to investors. The Adviser also believes that the change will make the advisory fee for each Fund more competitive in the mutual fund marketplace, which could potentially make each Fund more appealing to prospective investors and thereby increase overall assets with the potential to gain economies of scale; however, there is no guarantee that such an increase in assets will occur.

The Proposal is described in more detail in the attached Proxy Statement. You have received this letter and Proxy Statement because you were a shareholder of record of one or more of the Funds on December 29, 2023 (the "Record Date"). The Notice of Special Meeting of Shareholders and the proxy card are also enclosed.

The Board has given careful consideration to the Proposal with respect to each Fund and, based upon the recommendation of the Adviser, the Board has concluded that the Proposal is in the best interests of each Fund. The Board unanimously recommends that you vote "FOR" the Proposal.

Your vote is important no matter how many shares you own. Voting your shares early will avoid costly follow-up mail and telephone solicitation. After reviewing the attached materials, please complete, sign and date your proxy card and mail it promptly in the enclosed postage paid envelope. You may also vote online by following the instructions found on your proxy card, by telephone at the number provided on the proxy card, or at the meeting. Any proposal submitted to a vote at the meeting may be voted at the meeting, online using the instructions found on your proxy card, or by written proxy. If you have any questions regarding the Proxy Statement, please call Broadridge Financial Solutions, Inc., our proxy solicitation firm, toll-free at 1-888-490-5113.

We appreciate your participation and prompt response and thank you for your continued support of the Funds.

Sincerely,

Zachary R. Tackett
President
U.S. Global Investors Funds

U.S. GLOBAL INVESTORS FUNDS

Global Luxury Goods Fund
Global Resources Fund
Gold and Precious Metals Fund
World Precious Minerals Fund

Three Canal Plaza
Portland, Maine 04101

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held March 8, 2024

Dear Shareholders:

Notice is hereby given that a special meeting of shareholders of Global Luxury Goods Fund, Global Resources Fund, Gold and Precious Metals Fund, and World Precious Minerals Fund (each, a "Fund" and together, the "Funds"), each a series of U.S. Global Investors Funds (the "Trust"), will be held at the offices of Atlantic Fund Administration, LLC (d/b/a Apex Fund Services), the Fund's administrator, located at Three Canal Plaza, Portland, Maine 04101 on March 8, 2024, at 10:00 a.m. Eastern Time (with any adjournments or postponements thereof, the "Special Meeting").

The purpose of the Special Meeting is for shareholders of each Fund to consider and act upon the following Proposal:

1.   To approve an amendment to the Investment Advisory Agreement between U.S. Global Investors, Inc. and the Trust, on behalf of the Fund, that eliminates the current performance-based adjustment applicable to each Fund's advisory fee structure; and

2.   To transact such other business as may properly come before the Special Meeting.

The Trust's Board of Trustees has fixed the close of business on December 29, 2023 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting. Please carefully read the accompanying Proxy Statement.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 8, 2024. This Notice of Special Meeting of Shareholders and the Proxy Statement are available on the Internet at www.proxyvote.com. On this website, you will be able to access the Notice of Special Meeting of Shareholders, the Proxy Statement and any amendments or supplements to the foregoing material that are required to be furnished to shareholders.

By Order of the Board of Trustees,

Lindsey Dorval
Vice President & Secretary
U.S. Global Investors Funds

Portland, Maine
January 11, 2024

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN

To assure your representation at the Special Meeting, please complete the enclosed proxy and return it promptly in the accompanying envelope, vote online at the website listed on your proxy card, or vote by calling the number listed on your proxy card, whether or not you expect to be present at the Special Meeting. If you attend the Special Meeting, you may revoke your proxy and vote your shares at the Special Meeting.

IF YOU SIGN, DATE AND RETURN THE PROXY CARD BUT GIVE NO INSTRUCTIONS, YOUR SHARES WILL BE VOTED "FOR" THE PROPOSAL DESCRIBED ABOVE.

To avoid the additional expense of further solicitation, we ask for your cooperation in voting promptly. Any proposal submitted to a vote at the Special Meeting may be voted at the Special Meeting, online at the voting site listed on your proxy card, or by written proxy. In addition to the solicitation of proxies by mail, you may receive a call from a representative of Broadridge Financials Solutions, Inc. or from U.S. Global Investors, Inc. if your vote is not received.

Unless proxy cards submitted by corporations and partnerships are signed by the appropriate persons as indicated in the voting instructions on the proxy cards, they will not be voted and will not be counted as present at the Special Meeting.

INSTRUCTIONS FOR SIGNING PROXY CARDS

The following general rules for signing proxy cards may be of assistance to you and avoid the time and expenses involved in validating your vote if you fail to sign your proxy card properly.

(1) **Individual Accounts**: Sign your name exactly as it appears in the registration on the proxy card.

(2) **Joint Accounts**: Either party may sign, but the name of the signing party should conform exactly to the name shown in the registration on the proxy card.

(3) **Other Accounts**: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:

Registration	Valid Signature
Corporate Accounts	
(1) ABC Corp.	ABC Corp.
(2) ABC Corp.	John Doe, Treasurer
(3) ABC Corp. c/o John Doe, Treasurer	John Doe
(4) ABC Corp. Profit Sharing Plan	John Doe, Trustee
Trust Accounts	
(1) ABC Trust	Jane B. Doe, Trustee
(2) Jane B. Doe, Trustee u/t/d 12/28/78	Jane B. Doe
Custodial or Estate Accounts	
(1) John B. Smith, Cust. f/b/o John B. Smith Jr. UGMA	John B. Smith
(2) Estate of John B. Smith	John B. Smith, Jr., Executor

INSTRUCTIONS FOR VOTING BY TOUCH-TONE TELEPHONE OR THROUGH THE INTERNET

(1) Read the Proxy Statement and have your Proxy Card handy.

(2) Call the toll-free number or visit the web site indicated on your Proxy Card.

(3) Enter the number found in the shaded box on the front of your Proxy Card.

(4) Follow the recorded or on-line instructions to cast your vote.

U.S. GLOBAL INVESTORS FUNDS

Global Luxury Goods Fund
Global Resources Fund
Gold and Precious Metals Fund
World Precious Minerals Fund

Three Canal Plaza
Portland, Maine 04101

PROXY STATEMENT

SPECIAL MEETING OF SHAREHOLDERS

To Be Held March 8, 2024

INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Trustees (the "Board") of U.S. Global Investors Funds (the "Trust") on behalf of the Global Luxury Goods Fund, Global Resources Fund, Gold and Precious Metals Fund, and World Precious Minerals Fund (each, a "Fund" and together, the "Funds"), each a series of the Trust, for use at the special meeting of shareholders of each Fund to be held at the offices of Atlantic Fund Administration, LLC d/b/a Apex Fund Services, the Fund's administrator, located at Three Canal Plaza, Portland, Maine 04101, on March 8, 2024, at 10:00 a.m., Eastern Time (together with any postponements or adjournments thereof, the "Special Meeting").

The Special Meeting has been called by the Board to consider the approval of an amendment to the Investment Advisory Agreement between U.S. Global Investors, Inc. (the "Adviser") and the Trust, on behalf of the Funds, that eliminates the current performance-based adjustment applicable to each Fund's advisory fee structure, effective on or about April 1, 2024 (the "Proposal").

Each Fund's investment advisory fee is currently structured as a base rate fee (based on each Fund's average daily net assets) and a performance-related component that adjusts the base rate fee upward or downward depending upon the performance of the Fund relative to its designated benchmark index (the "Performance Adjustment"). Shareholder approval for the Proposal is being sought to, among other things, eliminate the Performance Adjustment and thereby make the investment advisory fee structure of each Fund less complicated and more readily understandable and predictable to investors.

Depending on the investment performance of a Fund, as described in this Proxy Statement, the removal of the Fund's Performance Adjustment could result in a decrease to each Fund's effective advisory fee rate. Alternatively, the removal of the Fund's Performance Adjustment could result in an increase to each Fund's effective advisory fee rate. For this reason, the Adviser has agreed to phase in the removal of the Performance Adjustment such that, until 12 months after the Amended Agreement is approved (such phase in currently expected until March 31, 2025), each Fund would pay advisory fees equal to the lesser of the base rate fee or the fee as determined with the Performance Adjustment. In particular, during the phase in period, the advisory fee rate would be adjusted downward if a Fund's cumulative performance falls below the performance of its designated benchmark index by 5% or more but would not be correspondingly adjusted upward. If shareholders approve the Proposal, the removal of the Performance Adjustment for each Fund would be effective on or about April 1, 2024. As a result, as of April 1, 2025, each Fund would only pay the Adviser the current base rate fee for management of the Fund's assets.

In addition, the Adviser has agreed, subject to shareholder approval of the Amended Agreement, to enter into a New Expense Limitation Agreement. Each of these terms is defined and discussed further below.

Only shareholders of record as of the close of business on December 29, 2023 (the "Record Date") are entitled to notice of, and to vote at, the Special Meeting. The Notice of Special Meeting of Shareholders, Proxy Statement, and proxy card will be mailed to shareholders beginning on or about January 11, 2024.

The Board, including all of the trustees who are not "interested persons," as defined in the Investment Company Act of 1940, as amended, of the Trust (the "Independent Trustees"), unanimously recommends that you vote "FOR" the Proposal.

The Notice of Special Meeting and Proxy Statement are available at www.proxyvote.com. Enter the control number provided on your Proxy Card and follow the instructions. To obtain directions to attend the Special Meeting, please call 1-888-490-5113. **The Trust will furnish, without charge, a copy of the Funds' latest annual and/or semi-annual report to a shareholder upon request. For a free copy of that report, call 1-800-873-8637 (toll free), write to U.S. Global Investors Funds, P.O. Box 588, Portland, Maine 04112, or visit www.usfunds.com.**

Information to Help You Understand and Vote on the Proposals

Q: ***Why am I receiving these materials?***

A: You are receiving these materials because on December 29, 2023, you owned shares of one or more of Global Luxury Goods Fund, Global Resources Fund, Gold and Precious Metals Fund, and World Precious Minerals Fund (each, a "Fund" and together, the "Funds"), each a series of the U.S. Global Investors Funds (the "Trust"). As a shareholder of a Fund, you have a right to vote on the proposal to approve an amendment to the investment advisory agreement for each Fund in which you are invested (the "Proposal").

Q: ***Why am I being asked to vote on the Proposal?***

A: Shareholder approval of the Proposal is being requested in connection with the implementation of proposed changes to each Fund's advisory fee structure, as discussed below and in greater detail in the enclosed Proxy Statement. Specifically, shareholders of the Funds are being asked to approve an amendment to the Investment Advisory Agreement ("Amended Agreement") for each Fund in order to eliminate the performance-based adjustment to each Fund's advisory fee structure, effective on or about April 1, 2024. Because the Investment Company Act of 1940, as amended, ("1940 Act") requires that shareholders of a Fund approve any material changes to the investment advisory agreement for the Fund, you are being asked to vote on the proposed Amended Agreement.

Q: **How will the Amended Agreement differ from the Original Agreement?**

A: The only difference between the Amended Agreement and the Original Agreement, as defined below, is the elimination of the Performance Adjustment in the Amended Agreement. In particular, under the current investment advisory agreement ("Original Agreement"), for its services, U.S. Global Investors, Inc. (the "Adviser") receives an advisory fee from each Fund (the "Advisory Fee") that is calculated and accrued daily, at an annual base rate fee (based on the Fund's average daily net assets).

The Advisory Fee for each Fund may be adjusted upward or downward depending upon the performance of the Fund relative to its designated benchmark index (the "Performance Adjustment"). When the difference between a Fund's performance and the performance of its designated benchmark index is less than 5% (this is known as the hurdle rate), there is no adjustment to the Advisory Fee for that Fund. If a Fund's cumulative performance exceeds by 5% or more the performance of the Fund's designated benchmark index, the Advisory Fee for that Fund is increased by 0.25%. If a Fund's cumulative performance falls below the performance of its designated benchmark index by 5% or more, the Advisory Fee for that Fund is decreased by 0.25%.

Under the Amended Agreement, and after expiration of the phase in period on or about April 1, 2025, each Fund would pay the Adviser a fee for investment advisory services at an annual rate based on the Fund's average daily net assets (with breakpoints at specific asset levels, as applicable) with no Performance Adjustment.

The Original Agreement is described in greater detail in the Proxy Statement and The Amended Agreement is included as Appendix A.

Q: ***Will the advisory fee rate payable by each Fund increase under the Amended Agreement?***

A: The investment advisory fee rate payable by a Fund under the Amended Agreement may increase or decrease compared to what the Fund would have paid under the Original Agreement, depending on the Fund's performance as compared to the performance of its designated benchmark index. For this reason, the Adviser has agreed to phase in the removal of the Performance Adjustment such that, until 12 months after the Amended Agreement is approved (such phase in currently expected until March 31, 2025), each Fund would pay advisory fees equal to the lesser of the base rate fee or the fee as determined with the Performance Adjustment. As a result, during the phase in period, the advisory fee rate would be adjusted downward if a Fund's cumulative performance falls below the performance of its designated benchmark index by 5% or more but would not be correspondingly adjusted upward.

Shareholder approval for the Proposal is being sought to, among other things, make the investment advisory fee structure of each Fund less complicated and more readily understandable and predictable to investors. The Board believes that approval of the Amended Agreement to eliminate the Performance Adjustment in favor of a flat advisory fee rate (based on a Fund's average daily net assets) is in the best interests of each Fund and its shareholders.

With respect to **Global Luxury Goods Fund**, under the Original Agreement, the Advisory Fee will range from a minimum of 0.75% (in the event that the performance of the Fund lags the S&P Composite 1500 Index by 5% or more) to a maximum of 1.25% (in the event that the performance of the Fund exceeds the S&P Composite 1500 Index by 5% or more). Under the Amended Agreement, the Advisory Fee will be 1.00% with no Performance Adjustment.

For the fiscal year ended December 31, 2022 and the semi-annual fiscal period ended June 30, 2023, the Global Luxury Goods Fund paid or accrued performance-adjusted investment advisory fees at the annual rate of 0.76% and 1.16%, respectively, of average daily net assets (without fee waivers). If the Amended Agreement had been in effect, the Fund would have paid an investment advisory fee at the annual rate of 1.00% of average daily net assets (without fee waivers) for the fiscal year ended December 31, 2022 and the semi-annual fiscal period ended June 30, 2023.

With respect to **Global Resources Fund**, under the Original Agreement, the Advisory Fee will range from a minimum of 0.70% (in the event that the performance of the Fund lags the S&P Global Natural Resources Index by 5% or more) to a maximum of 1.20% (in the event that the performance of the Fund exceeds the S&P Global Natural Resources Index by 5% or more). Under the Amended Agreement, the Advisory Fee will be 0.95% with no Performance Adjustment, subject to breakpoints at specific asset levels.

For the fiscal year ended December 31, 2022 and the semi-annual fiscal period ended June 30, 2023, the Global Resources Fund paid or accrued performance-adjusted investment advisory fees at the annual rate of 0.68% and 0.68%, respectively, of average daily net assets (without fee waivers). If the Amended Agreement had been in effect, the Fund would have paid an investment advisory fee at the annual rate of 0.95% of average daily net assets (without fee waivers) for the fiscal year ended December 31, 2022 and the semi-annual fiscal period ended June 30, 2023.

With respect to **Gold and Precious Metals Fund**, under the Original Agreement, the Advisory Fee will range from a minimum of 0.65% (in the event that the performance of the Fund lags the FTSE Gold Mines Index by 5% or more) to a maximum of 1.15% (in the event that the performance of the Fund exceeds the FTSE Gold Mines Index by 5% or more). Under the Amended Agreement, the Advisory Fee will be 0.90% with no Performance Adjustment, subject to breakpoints at specific asset levels.

For the fiscal year ended December 31, 2022 and the semi-annual fiscal period ended June 30, 2023, the Gold and Precious Metals Fund paid or accrued performance-adjusted investment advisory fees at the annual rate of 0.78% and 0.73%, respectively, of average daily net assets (without fee waivers). If the Amended Agreement had been in effect, the Fund would have paid an investment advisory fee at the annual rate of 0.90% of average daily net assets (without fee waivers) for the fiscal year ended December 31, 2022 and the semi-annual fiscal period ended June 30, 2023.

With respect to **World Precious Minerals Fund**, under the Original Agreement, the Advisory Fee will range from a minimum of 0.75% (in the event that the performance of the Fund lags the NYSE Arca Gold Miners Index by 5% or more) to a maximum of 1.25% (in the event that the performance of the Fund exceeds the NYSE Arca Gold Miners Index by 5% or more). Under the Amended Agreement, the Advisory Fee will be 1.00% with no Performance Adjustment, subject to breakpoints at specific asset levels.

For the fiscal year ended December 31, 2022 and the semi-annual fiscal period ended June 30, 2023, the World Precious Minerals Fund paid or accrued performance-adjusted investment advisory fees at the annual rate of 0.71% and 0.73%, respectively, of average daily net assets (without fee waivers). If the Amended Agreement had been in effect, the Fund would have paid an investment advisory fee at the annual rate of

1.00% of average daily net assets (without fee waivers) for the fiscal year ended December 31, 2022 and the semi-annual fiscal period ended June 30, 2023.

Q: ***Will the changes to the Funds result in higher total Fund expenses?***

A: Total Fund expenses under the Amended Agreement may be higher or lower than such expenses under the Original Agreement from time to time due to the performance-based nature of the current advisory fee, since advisory fees are a significant part of Fund expenses. However, due to the Adviser's imposition of expense caps, as discussed below, total Fund expenses under the Amended Agreement are expected to be no greater than total Fund expenses under the Original Agreement for a period of at least 12 months from the date that the Amended Agreement takes effect.

The table set forth below shows certain Fund expenses under the Original Agreement (for the fiscal year ended December 31, 2022 and the semi-annual fiscal period ended June 30, 2023) and pro forma expenses under the Amended Agreement.

Subject to shareholder approval of the Amended Agreement, the Adviser has contractually agreed to waive fees and/or reimburse expenses of each Fund through at least April 30, 2025, to the extent necessary to prevent total Fund expenses (exclusive of acquired fund fees and expenses, extraordinary expenses, taxes, brokerage commissions and interest) on an annualized basis from exceeding 1.75% of the Fund's average daily net assets (the "New Expense Limitation"). The Global Luxury Goods Fund currently has a contractual expense limitation of 1.75% through April 30, 2024. The Gold and Precious Metals Fund, World Precious Minerals Fund, and Global Resources Fund currently have a voluntary expense limitation of 1.75%. Therefore, the New Expense Limitation is consistent with the current expense limitation arrangements for each Fund, except that the current expense limitation arrangements for the Global Resources Fund, Gold and Precious Metals Fund, and World Precious Minerals Fund are voluntary and may be terminated by the Adviser at any time. Subject to shareholder approval of the Amended Agreement, the New Expense Limitation will be contractual and, therefore, is expected to be more favorable for shareholders of the Global Resources Fund, Gold and Precious Metals Fund, and World Precious Minerals Fund, and no less favorable for shareholders of Global Luxury Goods Fund. The New Expense Limitation is described in greater detail in the Proxy Statement.

Under the Original Agreement, the **Global Luxury Goods Fund** had a total net expense ratio of 1.55% of average daily net assets for the fiscal year ended December 31, 2022, which is lower than the New Expense Limitation (1.75%), and had a total net expense ratio of 1.91% for the semi-annual fiscal period ended June 30, 2023, which is higher than the New Expense Limitation.

Under the Original Agreement, the **Global Resources Fund** had a total net expense ratio of 1.54% of average daily net assets for the fiscal year ended December 31, 2022, which is lower than the New Expense Limitation (1.75%), and had a total net expense ratio of 1.48% for the semi-annual fiscal period ended June 30, 2023, which is lower than the New Expense Limitation.

Under the Original Agreement, the **Gold and Precious Metals Fund** had a total net expense ratio of 1.52% of average daily net assets for the fiscal year ended December 31, 2022, which is lower than the New Expense Limitation (1.75%), and had a total net expense ratio of 1.51% for the semi-annual fiscal period ended June 30, 2023, which is lower than the New Expense Limitation.

Under the Original Agreement, the **World Precious Minerals Fund** had a total net expense ratio of 1.53% of average daily net assets for the fiscal year ended December 31, 2022, which is lower than the New Expense Limitation (1.75%), and had a total net expense ratio of 1.48% for the semi-annual fiscal period ended June 30, 2023, which is lower than the New Expense Limitation.

Fee and Expense Information

	Original Agreement (Fiscal Year Ended 12/31/22)	Original Agreement (Semi-Annual Period Ended 6/30/203)	Amended Agreement (pro forma)

Global Luxury Goods Fund			
Investment Advisory Fee[1]	0.76%	1.16%	1.00%
Fund Expenses (other than Investment Advisory Fee)	0.99%	1.18%	1.18%
Expense Waiver	(0.24%)[2]	(0.43%)[2]	(0.43%)[3]
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.51%	1.91%	1.75%
Global Resources Fund			
Investment Advisory Fee[1]	0.68%	0.68%	0.95%
Fund Expenses (other than Investment Advisory Fee)	0.92%	1.18%	1.18%
Expense Waiver	N/A[4]	N/A[4]	(0.38%)[3]
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.60%	1.86%	1.75%
Gold and Precious Metals Fund			
Investment Advisory Fee[1]	0.78%	0.73%	0.90%
Fund Expenses (other than Investment Advisory Fee)	0.77%	1.03%	1.03%
Expense Waiver	N/A[4]	N/A[4]	(0.18%)[3]
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.55%	1.76%	1.75%
World Precious Minerals Fund			
Investment Advisory Fee[1]	0.71%	0.73%	1.00%
Fund Expenses (other than Investment Advisory Fee)	0.91%	1.02%	1.02%
Expense Waiver	N/A[4]	N/A[4]	(0.27%)[3]
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.62%	1.75%	1.75%

(1) The investment advisory fees paid by each Fund for fiscal year ended December 31, 2022, and semi-annual period ended June 30, 2023, are reflected net of applicable Performance Adjustments. The investment advisory fee rate stated under the Amended Agreement (pro forma) does not include a Performance Adjustment. Pro forma is calculated using information for the twelve-month period ended June 30, 2023.

(2) The Adviser has contractually limited the total fund operating expenses (exclusive of acquired fund fees and expenses, extraordinary expenses, taxes, brokerage commissions and interest) not to exceed 1.75% for Global Luxury Goods Fund on an annualized basis through April 30, 2024. This arrangement may not be changed or terminated during this period without approval of the Fund's Board of Trustees.

(3) Subject to shareholder approval of the Amended Agreement, the Adviser has contractually agreed to waive its fee and/or reimburse Fund expenses to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (exclusive of acquired fund fees and expenses, extraordinary expenses, taxes, brokerage commissions and interest) to 1.75% through at least April 30, 2025 ("New Expense Limitation"). The New Expense Limitation may only be raised or eliminated with the consent of the Board of Trustees. The Adviser may recoup from a Fund fees waived and expenses reimbursed by the Adviser pursuant to the New Expense Limitation if such recoupment is made within three years of the fee waiver or expense reimbursement, and does not cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement of the Fund (after the recoupment has been taken into account) to exceed the lesser of (i) the then-current expense cap, and (ii) the expense cap in place at the time the fees/expenses were waived/reimbursed.

(4) The Adviser voluntarily limited total fund operating expenses (exclusive of acquired fund fees and expenses, extraordinary expenses, taxes, brokerage commissions and interest) to not exceed 1.75% for each of the Global Resources Fund, Gold and Precious Metals Fund, and World Precious Minerals Fund. These expense limitations continue on a voluntary basis at the Adviser's discretion.

Thus, although the Amended Agreement may result in higher advisory fee expenses for each Fund, depending upon the performance of each Fund relative to its designated benchmark index over a rolling 12-month period, the New Expense Limitation is expected to have the effect of ensuring that the total Fund expenses borne by Fund shareholders under the Amended Agreement are no higher than the total Fund expenses borne by Fund shareholders under the Original Agreement for a period of one year after the Amended Agreement takes effect.

Fund expenses are further addressed under "Comparative Fee and Expense Information" and "Board Consideration of the Amended Agreement" in the Proxy Statement.

Q: ***Will the Portfolio Managers change as a result of the Amended Agreement?***

A: No. The investment personnel at the Adviser will be the same investment personnel that managed each Fund before the removal of the performance-based advisory fee.

Q: ***Will any Fund's name change?***

A: No. The Funds' names will remain unchanged.

Q: ***Will the removal of the performance-based advisory fee structure result in a change to any Fund's investment objective or strategies?***

A: No. There are no proposed changes to the investment objective or investment strategy of any Fund.

Q: ***What is the required vote to approve the Proposal?***

A: Pursuant to applicable law, shareholders of a Fund must approve the Amended Agreement for it to become effective with respect to that Fund. Approval of the Amended Agreement requires the affirmative vote of the holders of a "majority of the outstanding voting securities" of a Fund, which means the affirmative vote of the lesser of (a) 67% of the outstanding voting securities of the Fund present at the Special Meeting, if more than 50% of the securities are present or represented by proxy, and (b) more than 50% of the outstanding voting securities of the Fund.

Shareholders of each Fund will vote separately on the Proposal as it relates to the Fund(s) in which they are invested. The Proposal will be effected for a Fund only if approved by shareholders of that Fund. The Proposal as it pertains to a Fund is not contingent upon the Proposal as it pertains to the other Funds.

Q: ***What will happen if the Amended Agreement is not approved?***

A: If sufficient votes are not obtained to approve the Proposal with respect to one or more Funds, the Board will take such action as it deems in the best interests of the applicable Fund's shareholders, which may include adjourning the Special Meeting of a Fund's shareholders and making a reasonable effort to solicit additional support with respect to the Proposal in order to receive sufficient votes.

If shareholders of a Fund do not approve the Amended Agreement, the Amended Agreement will not take effect with respect to that Fund, and that Fund will continue to pay investment advisory fees as specified in the Original Agreement and be subject to the current expense limitation arrangements.

Q: ***Who will pay the expenses associated with the Proxy Statement?***

A: The Adviser will bear the costs, fees and expenses incurred by the Funds in connection with the Proxy Statement, including fees of proxy solicitation firms and all related legal expenses. Irrespective of whether shareholders approve the Proposal with respect to a Fund, the Funds will not bear any fees or expenses arising out of the Proposal.

Q: ***How does the Board recommend that I vote?***

A: After careful consideration, the Board recommends that you vote **"FOR"** the Proposal.

Q: ***How do I vote my shares?***

A: You can place your vote by mailing your completed proxy card included with this Proxy Statement in the postage-paid envelope provided. As an alternative to voting the proxy card or voting instruction card by mail, you may vote by telephone, the Internet, or in person. To vote by telephone or the Internet, please follow the instructions listed on the proxy card or voting instruction card. If you will attend the Special Meeting and vote in person, please let us know by calling Broadridge Financial Solutions, Inc. toll-free at 1-888-490-5113.

Q: ***Who do I contact for additional information?***

A: If you have any questions about the proposal or to quickly vote your shares, please call Broadridge Financial Solutions, Inc., our proxy solicitation firm, toll-free at 1-888-490-5113. Representatives are available to take your vote or to answer any questions Monday through Friday 9:00 AM to 10:00 PM (Eastern Time).

PROPOSAL: APPROVAL OF AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Trustees (the "Board") of U.S. Global Investors Funds (the "Trust"), on behalf of Global Luxury Goods Fund, Global Resources Fund, Gold and Precious Metals Fund, and World Precious Minerals Fund (each, a "Fund" and together, the "Funds"), each a series of the Trust, to approve an amendment to the Investment Advisory Agreement (the "Original Agreement") between the Trust, on behalf of each Fund, and U.S. Global Investors, Inc. (the "Adviser") (the "Proposal").

Shareholder approval for the Proposal is being sought to, among other things, make the investment advisory fee structure of each Fund less complicated and more readily understandable and predictable to investors.

A general description of the Original Agreement is included below. The Original Agreement, as amended, is referred to as the "Amended Agreement" and is substantially identical in all material respects to the Original Agreement, except that it reflects an advisory fee rate for each Fund based on an annual rate of each Fund's average daily net assets (with breakpoints at specific asset levels, as applicable) and eliminates the current performance-based fee adjustment for each Fund.

Under the Original Agreement, for its services, the Adviser receives an advisory fee from each Fund (the "Advisory Fee") that is calculated and accrued daily, at an annual rate based on the Fund's average daily net assets (subject to breakpoints at specific asset levels, as applicable). The Advisory Fee for each Fund may be adjusted upward or downward depending upon the performance of the Fund relative to its designated benchmark index (the "Performance Adjustment"). When the difference between a Fund's performance and the performance of its designated benchmark index is less than 5% (this is known as the hurdle rate), there will be no adjustment to the Advisory Fee for that Fund. If a Fund's cumulative performance exceeds by 5% or more the performance of the Fund's designated benchmark index, the Advisory Fee for that Fund will be increased by 0.25%. If a Fund's cumulative performance falls below the performance of its designated benchmark index by 5% or more, the Advisory Fee for that Fund will be decreased by 0.25%.

Under the Proposal, the Performance Adjustment for each Fund would be eliminated effective on or about April 1, 2024. As a result, each Fund would only pay the Adviser the current base rate fee for management of a Fund's assets.

Depending on the investment performance of a Fund, as described in this Proxy Statement, the removal of the Fund's Performance Adjustment may result in a decrease to each Fund's effective advisory fee rate. Alternatively, the removal of the Fund's Performance Adjustment may result in an increase to each Fund's effective advisory fee rate. For this reason, the Adviser has agreed to phase in the removal of the Performance Adjustment such that, until 12 months after the Amended Agreement is approved (such phase in currently expected until March 31, 2025), each Fund would pay advisory fees equal to the lesser of the base rate fee or the fee as determined with the Performance Adjustment. As a result, during the phase in period, the advisory fee rate would be adjusted downward if a Fund's cumulative performance falls below the performance of its designated benchmark index by 5% or more but would not be correspondingly adjusted upward.

In addition, subject to shareholder approval of the Amended Agreement, the Adviser has contractually agreed to waive fees and/or reimburse expenses of each Fund through at least April 30, 2025, to the extent necessary to prevent total Fund expenses (exclusive of acquired fund fees and expenses, extraordinary expenses, taxes, brokerage commissions and interest) on an annualized basis from exceeding 1.75% of the Fund's average daily net assets (the "New Expense Limitation"). Therefore, each Fund's overall expense ratio, after the removal of the Performance Adjustment, is expected to be no greater than a Fund's current expense ratio for a period of at least 12 months from the date that the Amended Agreement takes effect.

During meetings of the Board, held on October 24, 2023, and December 15, 2023, the Adviser presented information regarding the Proposal, including its recommendation that the Board consider and approve the Amended Agreement. The Board unanimously approved the Amended Agreement at its meeting held on December 15, 2023, and recommended that shareholders of each Fund vote to approve the Amended Agreement at the Special Meeting. The factors that the Board considered in approving the Amended Agreement are set forth below under "Board Consideration of the Amended Agreement." Shareholder approval of the Amended Agreement is required under applicable law because under the proposed advisory fee structure, each Fund would be subject to a higher investment advisory fee under certain circumstances. Accordingly, the Board recommended approval of the Amended Agreement by shareholders.

THE ADVISER

The Adviser is a publicly traded Texas corporation formed in 1968, with principal offices located at 7900 Callaghan Road, San Antonio, Texas 78229. The Adviser is a registered investment adviser under the Investment Advisers Act of 1940.

Set forth below is information about each officer of the Adviser, each of whom may be contacted at the Adviser's principal business address, 7900 Callaghan Road, San Antonio, Texas 78229.

Name	Position with Adviser
Thomas F. Lydon	Director
Jerold H. Rubinstein	Director, Chairman of the Board
Frank E. Holmes	Director, Chief Executive Officer, Chief Investment Officer
Roy D. Terracina	Director
Lisa C. Callicotte	Chief Financial Officer
Monica Blanco	Chief Compliance Officer

No officer or director of the Trust is an officer, employee, director, partner or shareholder of the Adviser, nor do they have any material interest in the Advisers or its affiliates.

DESCRIPTION OF THE ORIGINAL AGREEMENT AND AMENDED AGREEMENT

Original Agreement

Under the Original Agreement, for its services, the Adviser receives an advisory fee from each Fund (the "Advisory Fee") that is calculated and accrued daily, at an annual rate based on the Fund's average daily net assets (subject to breakpoints at specific asset levels, as applicable), as follows:

Fund	Annual Base Fee Rate	Breakpoints	Benchmark
Global Luxury Goods Fund	1.00%	N/A	S&P Composite 1500 Index
Global Resources Fund	0.95%	≤ $500,000,000	S&P Global Natural Resources Index
	0.90%	$500,000,001 - $1,000,000,000	
	0.85%	> $1,000,000,000	
Gold and Precious Metals Fund	0.90%	≤ $500,000,000	FTSE Gold Mines Index
	0.85%	> $500,000,000	
World Precious Minerals Fund	1.00%	≤ $500,000,000	NYSE Arca Gold Miners Index
	0.95%	$500,000,001 - $1,000,000,000	
	0.90%	> $1,000,000,000	

The Advisory Fee for each Fund may be adjusted upward or downward depending upon the performance of the Fund relative to its designated benchmark index (the "Performance Adjustment"). When the difference between a Fund's performance and the performance of its designated benchmark index is less than 5% (this is known as the hurdle rate), there will be no adjustment to the Advisory Fee for that Fund. If a Fund's cumulative performance exceeds by 5% or more the performance of the Fund's designated benchmark index, the Advisory Fee for that Fund will be increased by 0.25%. If a Fund's cumulative performance falls below the performance of its designated benchmark index by 5% or more, the Advisory Fee for that Fund will be decreased by 0.25%.

The Performance Adjustment is calculated monthly, and is determined by measuring the percentage difference between the performance of one share of a Fund and the performance of the applicable benchmark index over the most recent 12-month period. The performance of one share of a Fund is measured by computing the percentage difference, carried to five decimal places, between the net asset value as of the last business day of the period selected for comparison and the net asset value of such share as of the last business day of the prior period, adjusted for dividends or capital gain distributions treated as reinvested immediately. The performance of the applicable benchmark index is established by measuring the percentage difference, carried to five decimal places, between the beginning and ending values of that index for the comparison period, with dividends or capital gain distributions on the securities that comprise the relevant index being treated as reinvested immediately.

Amended Agreement

Under the Amended Agreement, the Performance Adjustment would be eliminated, effective on or about April 1, 2024, and each Fund would only pay the Adviser the current base advisory fee rate for management of its assets, with the same breakpoints at specific asset levels that exist under the Original Agreement, as applicable, as indicated in the following table:

Fund	Annual Base Fee Rate	Breakpoints
Global Luxury Goods Fund	1.00%	N/A
Global Resources Fund	0.95%	≤ $500,000,000
	0.90%	$500,000,001 - $1,000,000,000
	0.85%	> $1,000,000,000
Gold and Precious Metals Fund	0.90%	≤ $500,000,000
	0.85%	> $500,000,000
World Precious Minerals Fund	1.00%	≤ $500,000,000
	0.95%	$500,000,001 - $1,000,000,000
	0.90%	> $1,000,000,000

If the Amended Agreement is approved by shareholders, the implementation of the new advisory fee for each Fund is expected to occur on April 1, 2024. The Fund will pay advisory fees in accordance with the terms of the Original Agreement, i.e., inclusive of Performance Adjustment, through March 31, 2024. In addition, because each Fund's effective advisory fee rate may increase if the Performance Adjustment is removed, the Adviser has agreed to phase in the removal of the Performance Adjustment such that, until 12 months after the Amended Agreement is approved (such phase in currently expected until March 31, 2025), each Fund would pay advisory fees equal to the lesser of the base rate fee or the fee as determined with the Performance Adjustment.

New Expense Limitation Agreement

In addition, subject to shareholder approval of the Amended Agreement, the Adviser has contractually agreed to waive fees and/or reimburse expenses to limit each Fund's total annual fund operating expenses after fee waivers and/or expense reimbursement (exclusive of acquired fund fees and expenses, extraordinary expenses, taxes, brokerage commissions and interest) to 1.75% through April 30, 2025 (the "New Expense Limitation").

Under the current expense limitation arrangements, the Adviser has (i) contractually agreed to waive its fee and/or reimburse expenses to limit the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for Global Luxury Goods Fund to 1.75% (exclusive of acquired fund fees and expenses, extraordinary expenses, taxes, brokerage commissions and interest) through April 30, 2024, and (ii) voluntarily agreed to waive its fee and/or reimburse expenses to limit the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for Global Resources Fund, Gold and Precious Metals Fund, and World Precious Minerals Fund to 1.75% (exclusive of acquired fund fees and expenses, extraordinary expenses, taxes, brokerage commissions and interest) (the "Current Expense Limitation"). The New Expense Limitation differs from the Current Expense Limitation only insofar as the duration will be extended through April 30, 2025, and the New Expense Limitation is contractual in nature and may only be changed or eliminated with the approval of the Funds' Board. The New Expense Limitation is expected to be more favorable to Fund shareholders.

Other Terms of the Original Agreement and Amended Agreement

Apart from the advisory fees, the terms of the Amended Agreement are substantially identical to those of the Original Agreement, which are described below. For purposes of this section, the Original Agreement and Amended Agreement are collectively referred to as, the "Agreement."

The Agreement requires the Adviser, among other things, to:

(1) make decisions with respect to all purchases and sales of securities and other investment assets of the Funds;

(2) furnish to the Board, which has overall responsibility for the business and affairs of the Trust and the Funds, periodic reports concerning the performance and operation of the Funds;

(3) maintain records relating to the advisory services rendered to the Funds as required to be maintained by the Trust pursuant to applicable law, including records pertaining to Fund transactions and the placing and allocation of brokerage orders; and

(4) provide the Funds' custodian and fund accountant, on each Fund business day, with information relating to all transactions concerning the Funds' assets.

The Agreement permits the Adviser to perform investment advisory services for entities other than the Trust and the Funds. The Agreement also provides that the Adviser will not be liable to the Trust or the Funds for mistake of judgment or mistake of law or for any loss arising out of any investment or for any act or omission taken or in any event whatsoever with respect to the Trust, the Funds or any of the Funds' shareholders in the absence of bad faith, willful misfeasance or gross negligence in the performance of the Adviser's duties or obligations under the respective Agreement or by reason of the Adviser's reckless disregard of its duties and obligations under the applicable Agreement. Neither the Trustees nor the shareholders of the Funds are liable for any obligations of the Trust or the Funds under the Agreement. Under the Agreement, the Adviser agrees that, in asserting any rights or claims thereunder, it will look only to the assets and property of the Trust or the applicable Fund, respectively, in settlement of such rights or claims and not to the Trustees of the Trust or the shareholders of the Funds.

If approved by the Funds' shareholders, the Amended Agreement will be effective through the expiration of the current term of the Original Agreement on September 30, 2024 and thereafter will continue in effect for successive one-year periods, *provided* that such continuance is approved at least annually by the Board or by a majority vote of the shareholders and, in either case, by a majority of the Independent Trustees. The Agreement is terminable with respect to a Fund, without penalty, (i) by the Board or by a vote of holders of a majority of the voting securities of that Fund on 60 days' written notice to the Adviser or (ii) by the Adviser on 60 days' written notice to the Trust. In addition, the Agreement may be terminated without notice by the Board if the Board determines, in its discretion and having due regard to the protection of investors, that the services being rendered by the Adviser under the Agreement fail in a material way to provide responsible management to a Fund as reasonably expected from an investment adviser registered under the Investment Advisers Act of 1940, as amended. The Agreement also provides for automatic termination in the event of its assignment. The Agreement may be amended or modified only by a written agreement that is properly authorized and executed by the Trust and the Adviser, and, if required by the Investment Company Act of 1940, as amended ("1940 Act"), by vote of the holders of a majority of the outstanding voting securities of a Fund.

COMPARATIVE FEE AND EXPENSE INFORMATION

Effect of the Removal of the Performance Adjustment

Under the terms of the Amended Agreement, the Adviser will receive a fixed monthly advisory fee from each Fund, as described above, based on the Fund's average daily net assets, which would not be subject to a Performance Adjustment. If the Amended Agreement is approved by shareholders, there will be a phase in period in which the advisory fee payable by a Fund during the 12-month period April 1, 2024 through March 31, 2025 will be the lesser of the fee payable under the Amended Agreement and the fee that would have been payable under the Original Agreement (i.e., subject to the Performance Adjustment).

Shareholder approval for the Proposal is being sought to, among other things, make the fee structure of each Fund less complicated and more readily understandable and predictable to investors. The Adviser also believes that the change will make the advisory fee for each Fund more competitive in the mutual fund marketplace, which could potentially make each Fund more appealing to prospective investors and thereby increase overall assets with the potential to gain economies of scale; however, there is no guarantee that such an increase in assets will occur.

To illustrate how often the Performance Adjustment adds volatility to both the Funds and the Adviser, the following tables show the number of months in which a performance fee was paid by or to the Funds over the three- and five-year periods ended June 30, 2023.

	For the 3 Year Period Ended June 2023			
	Gold and Precious Metals Fund	World Precious Minerals Fund	Global Resources Fund	Global Luxury Goods Fund
Months performance fee was paid by Fund to Adviser	14	15	12	12
Months performance fee was paid by Adviser to Fund	9	18	19	14
Months of no performance fee adjustment	13	3	5	10

	For the 5 Year Period Ended June 2023			
	Gold and Precious Metals Fund	World Precious Minerals Fund	Global Resources Fund	Global Luxury Goods Fund
Months performance fee was paid by Fund to Adviser	19	15	13	12
Months performance fee was paid by Adviser to Fund	19	42	35	30
Months of no performance fee adjustment	22	3	12	18

The following tables are provided to assist shareholders in understanding and comparing the fees and expenses of buying and holding shares of each Fund with the Original Agreement in effect, on the one hand, and the Amended Agreement, on the other. The information is based on each Fund's expenses for the annual period ended December 31, 2022, and the semi-annual fiscal period ended June 30, 2023. Pro forma is calculated using information for the twelve-month period ended June 30, 2023.

Global Luxury Goods Fund

Annual Fund Operating Expenses

	Original Agreement (Fiscal Year Ended 12/31/22)	Original Agreement (Semi-Annual Period Ended 6/30/203)	Amended Agreement (Pro Forma)
Advisory fee	0.76%	1.16 %	1.00 %
Distribution and/or service (12b-1) fee	0.25%	0.25 %	0.25 %
Other expenses	0.74%	0.64 %	0.64 %
Total annual fund operating expenses	1.75%	2.05 %	1.89 %
Expense waiver	(0.24%)	(0.14)%	(0.14)%
Total annual expenses after reimbursements	1.51%	1.91 %	1.75 %

Global Resources Fund

Annual Fund Operating Expenses

	Original Agreement (Fiscal Year Ended 12/31/22)	Original Agreement (Semi-Annual Period Ended 6/30/23)	Amended Agreement (Pro Forma)
Advisory fee	0.68%	0.68 %	0.95 %
Distribution and/or service (12b-1) fee	0.25%	0.25 %	0.25 %
Other expenses	0.67%	0.69 %	0.69 %
Total annual fund operating expenses	1.60%	1.62 %	1.89 %
Expense waiver			(0.14)%
Total annual expenses after reimbursements			1.75 %

Gold and Precious Metals Fund

Annual Fund Operating Expenses

	Original Agreement (Fiscal Year Ended 12/31/22)	Original Agreement (Semi-Annual Period Ended 6/30/23)	Amended Agreement (Pro Forma)
Advisory fee	0.78 %	0.73 %	0.90 %
Distribution and/or service (12b-1) fee	0.25 %	0.25 %	0.25 %
Other expenses	0.52 %	0.53 %	0.53 %
Total annual fund operating expenses	1.55 %	1.51 %	1.68 %

World Precious Minerals Fund

Annual Fund Operating Expenses

	Original Agreement (Fiscal Year Ended 12/31/22)	Original Agreement (Semi-Annual Period Ended 6/30/23)	Amended Agreement (pro forma)
Advisory fee	0.71 %	0.73 %	1.00 %
Distribution and/or service (12b-1) fee	0.25 %	0.25 %	0.25 %
Other expenses	0.66 %	0.71 %	0.71 %
Total annual fund operating expenses	1.62 %	1.69 %	1.96 %
Expense waiver			(0.21)%
Total annual expenses after reimbursements			1.75 %

The following examples are intended to help you compare the cost of investing in a Fund with the cost of investing in other mutual funds. The examples assume that you invest $10,000 in a Fund for the time periods indicated and then redeem all of your Fund shares at the end of those periods. The examples also assume that your investment has a 5% return each year, that the fund's operating expenses remain the same (except that expenses related to the proposed changes to the Fund are not included after the first year), and that any expense limitation or fee waiver are in effect for the first year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Global Luxury Goods Fund

	1 Year	3 Years	5 Years	10 Years
Original Agreement (Fiscal Year Ended 12/31/2022)	$154	$528	$927	$2,043
Original Agreement (Semi-Annual Period Ended 6/30/2023)	$213	$708	$1,229	$2,658
Amended Agreement (pro forma)	$178	$641	$1,130	$2,480

Global Resources Fund

	1 Year	3 Years	5 Years	10 Years
Original Agreement (Fiscal Year Ended 12/31/2022)	$163	$505	$871	$1,900
Original Agreement (Semi-Annual Period Ended 6/30/2023)	$189	$585	$1,006	$2,180
Amended Agreement (pro forma)	$178	$630	$1,109	$2,432

Gold and Precious Metals Fund

	1 Year	3 Years	5 Years	10 Years
Original Agreement (Fiscal Year Ended 12/31/2022)	$158	$490	$845	$1,845
Original Agreement (Semi-Annual Period Ended 6/30/2023)	$179	$554	$954	$2,073
Amended Agreement (pro forma)	$178	$589	$1,025	$2,239

World Precious Minerals Fund

	1 Year	3 Years	5 Years	10 Years
Original Agreement (Fiscal Year Ended 12/31/2022)	$165	$511	$881	$1,922
Original Agreement (Semi-Annual Period Ended 6/30/2023)	$178	$551	$949	$2,062
Amended Agreement (pro forma)	$178	$607	$1,063	$2,326

The following table presents actual advisory fees for the one-, three-, and five-year periods ended June 30, 2023 (inclusive of the Performance Adjustment), compared to pro forma advisory fees (excluding Performance Adjustment) for the same periods, both in dollar terms and as a percentage of average net assets.

		Periods Ended June 30, 2023					
		1 year		**3 years**		**5 years**	
Global Luxury Goods Fund	actual	$410,646	0.94%	$1,351,360	0.98%	$1,925,386	0.93%
	pro forma	$435,115	1.00%	$1,372,206	1.00%	$2,070,777	1.00%
Global Resources Fund	actual	$374,663	0.67%	$1,638,758	0.88%	$2,510,178	0.83%
	pro forma	$530,946	0.95%	$1,765,651	0.95%	$2,879,742	0.95%
Gold and Precious Metals Fund	actual	$850,073	0.79%	$3,830,045	0.95%	$5,520,863	0.91%
	pro forma	$969,044	0.90%	$3,647,240	0.90%	$5,445,672	0.90%
World Precious Minerals Fund	actual	$384,881	0.69%	$2,553,778	1.00%	$3,603,705	0.90%
	pro forma	$555,046	1.00%	$2,544,614	1.00%	$4,003,179	1.00%

BOARD CONSIDERATION OF THE AMENDED AGREEMENT

The Board met on two separate occasions, October 24, 2023 ("October Meeting") and December 15, 2023 ("December Meeting") (together, the "Board Meetings"), to consider the Proposal. The Board considered the specific information presented by the Adviser with respect to its recommendation that the Board consider and approve the Amended Agreement.

The Board also considered its deliberations with respect to its approval of the annual renewal of the Original Agreement, which culminated most recently at the September 15, 2023 meeting of the Board ("September Meeting"). Thus, the Board considered information about the experience and qualifications of the portfolio management team and each Fund's performance and expenses, based on various information and materials that were provided to and discussed with the Board at the September, October and December Meetings and throughout the year, at regularly scheduled meetings of the Board. That information and materials helped form the basis of its conclusions at the December Meeting.

During and after the October Meeting, the Independent Trustees, requested additional information that the Adviser provided at the December Meeting. At the December Meeting, the Board approved the Amended Agreement, subject to shareholder approval.

The Board considered, among other things, the following reasons cited by the Adviser in recommending approval of the Proposal:

- The Adviser believes that it is in the best interests of each Fund and its shareholders to change to fee structure by removing the Performance Adjustment so that it is more understandable and predictable to current and prospective shareholders.

- The performance-based fee structure creates uncertainty for investors in reasonably predicting Fund expenses, due to significant fluctuations in advisory fees and total expense ratios that can result from fund performance fluctuations. The advisory fee structure proposed under the Amended Agreement would help manage the expectations of current and prospective Fund shareholders. Additionally, the advisory fee structure proposed under the Amended Agreement would provide the Adviser with more predictable cash flow to run its business and allow the Adviser to reinvest in its business in a way that will benefit current and prospective shareholders.

- Depending on the investment performance of a Fund, the removal of the Fund's Performance Adjustment may result in a decrease to each Fund's effective advisory fee rate. In particular, under the Original Agreement, if a Fund's cumulative performance exceeds by 5% or more the performance of the Fund's designated benchmark index, the Advisory Fee for that Fund is increased by 0.25%. Under the Amended Agreement, as of April 1, 2025, each Fund would only pay the Adviser the current base rate fee for management of the Fund's assets.

- Depending on the investment performance of a Fund, the removal of the Fund's Performance Adjustment may result in an increase to each Fund's effective advisory fee rate. In particular, under the Original Agreement, if a Fund's cumulative performance falls below the performance of its designated benchmark index by 5% or more, the Advisory Fee for that Fund is decreased by 0.25%. Under the Amended Agreement, as of April 1, 2025, each Fund would only pay the Adviser the current base rate fee for management of the Fund's assets.

- The Adviser believes that there is an overall lower shareholder demand for funds with performance-based fees. To date, the performance-based fee structure failed to generate meaningful investor demand and attract significant assets for the Funds, making it more difficult for each Fund to achieve economies of scale. A simpler fee structure may provide for more opportunities for potential inclusion on fund platforms, thereby leading to greater assets under management, which benefits Fund shareholders. The Adviser also observed that each Fund's current performance-based fee structures are not in line with the fee/expense arrangements of the Funds' respective peer groups. The Adviser believes that performance-based fees are less competitive in the marketplace and that the removal of the performance-based fees could potentially make the Funds more appealing to investors and, thereby, increase overall assets with potential to gain economies of scale.

- An advisory fee that is based on a flat rate or includes breakpoints at certain asset levels, but without a performance adjustment, is more common among investment companies, which facilitates fund peer group comparisons. Each of the Funds' peer groups used in the most recent 15(c) reporting to the Board contained no funds with a fulcrum fee.

- Under the Original Agreement, the Adviser is consistently seeking to outperform the Funds' respective benchmark indices and earn the performance-based fee adjustment. Under the Amended Agreement, that would not change; the Adviser will continue to seek outperformance and growth in assets upon which to base its fee, notwithstanding the removal of the Performance Adjustment.

- Because each Fund's effective advisory fee rate may also increase if the Performance Adjustment is removed, until March 31, 2025, during the first 12 months after the Amended Agreement is approved, each Fund would pay advisory fees equal to the lesser of the base rate fee or the fee as determined under the Original Agreement, i.e., with the Performance Adjustment.

- Under the Amended Agreement, the Funds' overall expense ratios are expected to be no greater than the Funds' expense ratios under the Original Agreement for a period of at least 12 months from the date that the Amended Agreement takes effect, even with the removal of the Performance Adjustment, due to the Adviser's expense limitation arrangements under the New Expense Limitation.

- Besides the advisory fee structure, none of the other terms of the Original Agreement will change as a result of the Proposal.

- The Funds would not bear the expenses relating to the above-referenced changes to the Advisory Agreement, including the expenses relating to the Special Meeting and the preparation, printing and mailing of the proxy materials and of all related solicitations, as applicable.

At the December Meeting, at the recommendation of the Adviser, the Board, including a majority of the trustees who are not interested persons of the Trust (the "Independent Trustees") as defined in the 1940 Act, approved the Amended Agreement between the Trust, on behalf of the Fund, and the Adviser, to be in effective upon approval by shareholders through September 30, 2024. The Board's approval was based, in part, upon the Adviser's agreement to phase in the removal of the Performance Adjustment, as described in this Proxy Statement, during the 12-month period after the effective date of the Amended Agreement, which is expected to extend through Marh 31, 2025. **The Board, including the Independent Trustees, recommends approval of the Amended Agreement by shareholders.**

At the December Meeting, the Board also approved, subject to shareholder of the Amended Agreement, a new expense limitation agreement, pursuant to which Adviser has contractually agreed to waive fees and/or reimburse Fund expenses to limit each Fund's total annual fund operating expenses after fee waivers and/or expense reimbursement (exclusive of acquired fund fees and expenses, extraordinary expenses, taxes, brokerage commissions and interest) to 1.75% through at least April 30, 2025 (the "New Expense Cap").

Prior to their approval of the Amended Agreement, the Trustees reviewed the proposed Amended Agreement with the Adviser and with counsel who are independent of the Adviser, who advised on the relevant legal standards. The Trustees also discussed the proposed approvals in executive sessions with counsel.

The Trustees considered the fact that the Amended Agreement would have terms and conditions substantially identical to those of the Original Agreement, except for the absence of the performance-based fee adjustment and adoption of a more conventional advisory fee, which would consist of an advisory fee based on each Fund's average daily net assets (with breakpoints at specific asset levels, as applicable) under the Amended Agreement.

The Trustees considered all factors they believed relevant, including the specific matters discussed below. During the course of their deliberations, the Trustees evaluated, among other things, the reasonableness of the proposed advisory fees. The Trustees did not identify any particular information that was all-important or controlling, and different Trustees may have attributed different weights to the various factors. The Trustees determined that the overall arrangements between the Funds and the Adviser, as provided in the Amended Agreement, were fair and reasonable in light of the services performed, expenses incurred and such other matters as the Trustees considered relevant in the exercise of their business judgment. The material factors and conclusions that formed the basis for the Trustees' determinations included the following:

<u>**Nature, Extent and Quality of Services**</u>

The Board considered the scope and quality of services to be provided by the Adviser under the Amended Agreement, including the experience, qualification and professional background of the portfolio managers and other personnel at the Adviser with principal responsibility for investments of the Funds; the investment philosophy and decision-making process of those professionals; the capability and integrity of the Adviser's senior management and staff; and the quality of the Adviser's services with respect to regulatory compliance.

The Board also considered the adequacy of the Adviser's resources. The Board noted the Adviser's representation that the firm is financially stable, is able to meet its expense limitation obligations to the Funds, and has the operational capability to provide high-quality investment advisory services to the Funds. When considering the Amended Agreement, the Board took into account the Adviser's representation that it would not reduce the nature, extent or quality of serviced provided under the Amended Agreement as compared to the Original Agreement.

Performance

In connection with a presentation by the Adviser regarding its approach to managing the Funds, including the investment objective and strategy of each Fund, the Board reviewed information pertaining to the performance of each Fund compared to its respective benchmark and compared to independent peer groups of funds identified by Strategic Insight, Inc. ("Strategic Insight") as having characteristics similar to those of the Funds. The comparative information showed that each Fund had experienced periods of outperformance and periods of underperformance relative to their respective benchmarks and Strategic Insight peer groups.

With respect to performance, the Board noted the Adviser's overall representation that the Funds' relatively small asset size meant that fund expenses also served as a disproportionate drag on performance relative to the larger peers in each Fund's respective Strategic Insight peer group.

The Independent Trustees noted that in addition to the information received in connection with the September Meeting, the Independent Trustees also receive detailed performance information for each Fund at each regular Board meeting during the year, including the December Meeting.

Compensation

The Board evaluated the Adviser's compensation arrangements under the Original Agreement and the proposed advisory fee rate payable by each Fund to the Adviser under the Amended Agreement, which included, among other things, historical performance fee information presented by the Adviser. The Board also analyzed comparative information on net advisory fee rates (i.e., after fee waivers) and net total expenses of groups of funds identified by Strategic Insight, Inc ("Strategic Insight") as having characteristics similar to those of each Fund.

For the Global Luxury Goods Fund and Gold and Precious Metals Fund, the information showed that, under the Original Agreement, as of June 30, 2023, each Fund's net advisory fee rate and net total expense ratio were higher than the median of their respective Strategic Insight peer group. The Board observed that, under the Amended Agreement, the *pro forma* net advisory fee rates and net total expense ratios for the Global Luxury Goods Fund and Gold and Precious Metals Fund would continue to be higher than the median of their respective Strategic Insight peer groups.

For the Global Resources Fund, the information showed that, under the Original Agreement, as of June 30, 2023, the Fund's net advisory fee rate met the median of the Strategic Insight peers and the Fund's net total expense ratio was higher than the median of its Strategic Insight peer group. The Board observed that, under the Amended Agreement, the *pro forma* net advisory fee rate and net total expense ratio for the Global Resources Fund would each be higher than the median of its Strategic Insight peer group.

For the World Precious Minerals Fund, the information showed that, under the Original Agreement, as of June 30, 2023, the Fund's net advisory fee rate was less than the median of its Strategic Insight peer group and the Fund's net total expense ratio was higher than the median of its Strategic Insight peer group. The Board observed that, under the Amended Agreement, the *pro forma* net advisory fee rate and net total expense ratio for the World Precious Minerals Fund would each be higher than the median of its Strategic Insight peer group.

The Board considered the Adviser's representation that higher expenses are inherent in small fund complexes, such as the Trust, noting the difficulty that small complexes face in spreading increasing overhead over a small asset base. The Board also noted the Adviser's representation that the nature of the Funds' shareholder composition, which generally comprised a significant number of small, retail accounts, resulted in significantly more operational and administrative expense than the expense borne by the larger fund complexes against which the Funds were compared. The Board noted further the Adviser's representation that the Adviser continues to evaluate opportunities to reduce expenses that negatively affect the Funds' investment results.

The Board noted that the Adviser had previously agreed to contractually limit expenses (exclusive of acquired fund fees and expenses, extraordinary expenses, taxes, brokerage commissions, interest, and advisory fee Performance Adjustments, if any) on an annualized basis to not exceed 1.75% of average net assets for the Global Luxury Goods Fund through at least April 30, 2024.

The Board also noted that the Adviser had previously agreed to voluntarily limit expenses for Global Resources Fund, Gold and Precious Metals Fund, and World Precious Minerals Fund (all voluntary expense limitations may be modified or removed by the Adviser at any time and are exclusive of acquired fund fees and expenses, extraordinary expenses, taxes, brokerage commissions, interest, and advisory fee Performance Adjustments, if any) to ensure that Fund expenses do not exceed 1.75% through at least April 30, 2024.

The Board also considered that, subject to shareholder approval of the Amended Agreement, the Adviser had contractually agreed to waive fees and/or reimburse expenses of each Fund through at least April 30, 2025, to the extent necessary to prevent total Fund expenses (exclusive of acquired fund fees and expenses, extraordinary expenses, taxes, brokerage commissions and interest) on an annualized basis from exceeding 1.75% of the Fund's average daily net assets (the "New Expense Limitation"). Therefore, each Fund's overall expense ratio, even with the removal of the Performance Adjustment, is expected to be no greater than the Funds' current expense ratios for a period of at least 12 months from the date that the Amended Agreement takes effect.

The Board then evaluated the Adviser's proposed compensation for providing advisory services to the Fund under the Amended Agreement. The Board noted that the Adviser's proposed advisory fee rates and the Funds' net total expense ratio under the Amended Agreement would continue to be greater than the median of the funds included in the Funds' respective Strategic Insight peer groups. The Board also considered the potential impact of the breakpoints in the advisory fee rate, as applicable, as the Funds grow. Finally, the Board considered that the Adviser had proposed the aforementioned contractual expense cap on the total expense ratio for each Fund in an effort to ensure that the expenses of the Funds remained competitive.

In considering the Amended Agreement, the Board took into account these factors as well as the: (i) the structure of the proposed advisory fee for each Fund would change from the existing fulcrum fee structure to a flat advisory fee structure; (ii) the proposed advisory fee for each Fund will remain competitive when compared to similarly situated competitor funds; and (iii) the Adviser will bear the costs associated with obtaining shareholder approval of the Amended Agreement.

Cost of Services and Profitability

The Board considered information provided by the Adviser regarding the estimated costs of services and its profitability with respect to the Funds. In this regard, the Board considered the Adviser's resources devoted to the Funds, as well as the Adviser's discussion of the anticipated costs and projected profitability of its overall and fund specific activities with and without the Performance Adjustment, based on certain assumptions. The Board noted the Adviser's representation that it continued to waive its advisory fee as necessary to ensure each Fund's expenses did not exceed the voluntary or contractual expense cap, as applicable. The Board also noted the Adviser's representation that the nature of the Funds' shareholder composition, which generally comprised a significant number of small, retail accounts, resulted in significantly more operational and administrative expense than the expense borne by the larger fund complexes against which the Funds were compared.

The Board noted that, due to the elimination of the Performance Adjustment, profitability in respect to periods after the effective date of the Amended Agreement, should it become effective, would no longer be directly affected by investment performance relative to the Funds' benchmark indexes. The Board considered that profits to be realized by the Adviser would then be a function of the future growth in assets of the Fund.

Economies of Scale

The Board evaluated whether the Funds would benefit from any economies of scale under the Amended Agreement. In this respect, the Board considered the proposed fee structure, asset size, and expense cap of each Fund under the Amended Agreement. The Board noted that the proposed advisory fee schedule for each Fund under the Amended Agreement, like the Original Agreement, continues to provide for breakpoints that reduce the fee rate on assets above specified levels as each Fund grows, except for the Global Luxury Goods Fund, as its fee structure does not include breakpoints. The Board noted that there is no established methodology for setting breakpoints and that in the mutual fund industry there is no uniformity in the fees or asset levels at which breakpoints (if any) apply. The Board also noted that the advisory agreements for many funds do not have breakpoints at all.

Other Benefits

The Board noted the Adviser's representation that, aside from its contractual advisory fees, it would not benefit in a material way from its relationship with the Funds.

Conclusion

The Board did not identify any single factor as being of paramount importance, and different Trustees may have given different weight to different factors. Based on the Trustees' deliberations and their evaluation of the information described above, the Board determined, in the exercise of its business judgment, that the advisory arrangement, as outlined in the Amended Agreement, would be fair and reasonable in light of the services to be performed, expenses to be incurred and such other matters as the Board considered relevant.

The Board, including the Independent Trustees, recommends that the shareholders of the Fund vote "FOR" the Proposal.

VOTING INFORMATION

Voting of Fund shares will occur at a special meeting of shareholders (the "Special Meeting") of the Fund to be held at the offices of the Fund's administrator, Atlantic Fund Administration, LLC (d/b/a Apex Fund Services), the Fund's administrator, Three Canal Plaza, Portland, Maine 04101, on March 8, 2024, at 10:00 a.m. (Eastern time), or at any postponement or adjournment thereof for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders. The Notice of Special Meeting of Shareholders, this Proxy Statement and the proxy card are first being mailed to shareholders of the Fund on or about January 11, 2024. Additional copies of this Proxy Statement may be obtained by contacting the Fund at 1-800-873-8637. If shareholders received multiple copies of this Proxy Statement at the same address, they may request to receive just one copy of such materials in the future.

The Board has fixed the close of business on December 29, 2023 as the record date (the "Record Date") for the determination of shareholders of the Fund entitled to notice of, and to vote at, the Special Meeting and any postponement or adjournment thereof. As of the Record Date, the following shares of each Fund were outstanding:

Fund	Shares Outstanding (as of December 29, 2023)
Global Luxury Goods Fund	2,458,369.474
Global Resources Fund	11,417,298.454
Gold and Precious Metals Fund	9,892,986.559
World Precious Minerals Fund	29,384,245.902

Each shareholder will be entitled to one vote for each whole Fund share and a fractional vote for each fractional Fund share held as of the Record Date. Shares may be voted in person or by proxy. One-third of the outstanding shares of the Fund as of the Record Date present in person or by proxy will constitute a quorum for the transaction of business at the Special Meeting. All properly executed proxies received on or before March 8, 2024, will be counted at the Special Meeting and any postponement or adjournment thereof in accordance with the instructions marked thereon or otherwise provided therein. Proxies that are returned improperly marked, illegible, or submitted without specification will be voted in accordance with the Board's recommendation, which is **"FOR"** the Proposal. Proxies received after March 8, 2024, will be counted only if the Special Meeting is postponed or adjourned.

For purposes of determining the presence of a quorum and counting votes on the matters presented, Fund shares represented by abstentions and "broker non-votes" will be counted as present, but not as votes cast at the Special Meeting. Broker non-votes are Fund shares held in street name for which the broker indicates that instructions have not been received from the beneficial owners and other persons entitled to vote and for which the broker lacks discretionary voting authority. Under the 1940 Act, the affirmative vote necessary to approve the Proposal with respect to a Fund is determined with reference to a percentage of voting power of shares of that Fund present at the Special Meeting. Specifically, section 15(a) of the 1940 Act requires that a majority of the outstanding voting securities of a Fund approve the Proposal. Thus, approval of the Proposal by a Fund requires the affirmative vote of the lesser of (a) 67% of the outstanding shares of the Fund present at the Special Meeting in person or represented by proxy, if the holders of more than 50% of the securities are present in person or represented by proxy at the Special Meeting, and (b) more than 50% of the outstanding shares of the Fund. For this reason, abstentions and broker non-votes have the effect of votes **"AGAINST"** the Proposal. In completing proxies, therefore, shareholders should be aware that checking the box labeled **"ABSTAIN"** will result in the shares covered by the proxy being treated as if they were voted **"AGAINST"** the Proposal.

If a choice is not specified on an executed proxy that is returned in time to be voted at the Special Meeting, the proxy will be voted "FOR" the Proposal.

If a quorum is not present at the Special Meeting, or if a quorum is present at the Special Meeting but sufficient votes to approve the Proposal are not received, the persons named as proxies may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies with respect to the Proposal. Any adjournment will require the affirmative vote of a majority of shares represented in person or by proxy at the Special Meeting. In that case, the persons named as proxies will vote all proxies that they are entitled to vote for the Proposal as **"FOR"** such an adjournment, and any proxies required to be voted against the Proposal will be voted **"AGAINST"** the adjournment. Abstentions and broker non-votes will not be voted **"FOR"** or **"AGAINST"** any adjournment and therefore will have the effect of voting **"AGAINST"** the adjournment. A shareholder vote may be taken on the Proposal prior to adjournment if sufficient shares are present to constitute a quorum and it is otherwise appropriate.

Approval of the Proposal by a Fund requires the affirmative vote of the lesser of (a) 67% of the outstanding shares of the Fund present at the Special Meeting in person or represented by proxy, if the holders of more than 50% of the securities are present in person or represented by proxy at the Special Meeting, and (b) more than 50% of the outstanding shares of the Fund.

You may vote on the Proposal using one of the following options:

By Mail:	Complete the enclosed proxy card ("Proxy Card") and return it in the postage paid envelope provided.
By Telephone:	Call the toll-free number on your Proxy Card.
By Internet:	www.proxyvote.com
In Person:	Attend the Special Meeting in person at 10:00 a.m. (Eastern time) on March 8, 2024, at the offices of Apex, Three Canal Plaza, Portland, Maine 04101.

If you plan to vote by mail, you should complete the Proxy Card by:

(1)   Indicating whether you vote **"FOR"**, **"AGAINST"**, or **"ABSTAIN"** from voting on the Proposal by checking the appropriate box on the Proxy Card;

(2)   Signing and dating the Proxy Card; and

(3)   Returning the Proxy Card in the enclosed postage-paid envelope.

To change your vote, you may send a written notice of revocation to Apex at Three Canal Plaza, Portland, Maine, 04101, submit a subsequent Proxy Card, or by personally casting a vote at the Special Meeting. The written notice of revocation must:

(1)   Identify you;

(2)   State that as a Fund shareholder, you revoke your prior vote; and

(3)   Indicate your approval, disapproval or abstention from voting with respect to the Proposal.

The solicitation of proxies will be primarily by mail but may also include telephone or oral communications by the officers of the Trust, employees of the Adviser or by an independent proxy solicitor employed by the Adviser. The Adviser will bear all the costs of the Special Meeting and the preparation, printing and mailing of this Proxy Statement, the solicitation of proxies and the tabulation of the Proxy Cards. The Funds will not bear any fees or expenses arising out of the Transaction.

SECURITY OWNERSHIP

Shares Outstanding

At the close of business on the Record Date, the total number of shares of each Fund outstanding is set forth below. Each share has voting rights as stated in this Proxy Statement and is entitled to one vote for each share (and a fractional vote for a fractional share).

Fund	Shares Outstanding (as of December 29, 2023)
Global Luxury Goods Fund	2,458,369.474
Global Resources Fund	11,417,298.454
Gold and Precious Metals Fund	9,892,986.559
World Precious Minerals Fund	29,384,245.902

Certain Beneficial Owners

The following table provides information on shareholders who owned of record or, to the knowledge of the Funds, beneficially, more than 5% of any class of each Fund's outstanding shares as of the Record Date. As of the Record Date, and except as noted in the table below, the Trust knows of no person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) that beneficially owns more than 5% of any class of the Fund.

As of December 29, 2023, the following persons owned 5% or more of each Fund's outstanding shares per class.

Name and Address of Beneficial Owner*	Number of Shares	Percentage of Class Owned
Global Luxury Goods Fund		
Charles Schwab & Co., Inc. FBO Customers 211 Main Street San Francisco, CA 94105	147,025.247	5.98%
National Financial Services FBO Customers 499 Washington Blvd. Jersey City, NJ 07310	137,002.988	5.57%
Global Resources Fund		
Charles Schwab & Co., Inc. FBO Customers 211 Main Street San Francisco, CA 94105	3,042,183.595	26.65%
National Financial Services FBO Customers 499 Washington Blvd. Jersey City, NJ 07310	1,710,052.008	14.98%
JP Morgan Securities LLC FBO Customers 4 Chase Metrotech Center Brooklyn, NY 11245	698,368.499	6.12%
JP Morgan Securities LLC FBO Customers 4 Chase Metrotech Center Brooklyn, NY 11245	586,618.954	5.14%
Gold and Precious Metals Fund		
Charles Schwab & Co., Inc. FBO Customers 211 Main Street San Francisco, CA 94105	2,104,542.766	21.27%
National Financial Services FBO Customers 499 Washington Blvd. Jersey City, NJ 07310	2,099,668.627	21.22%
World Precious Minerals Fund		
Charles Schwab & Co., Inc. FBO Customers 211 Main Street San Francisco, CA 94105	5,815,495.425	19.79%
National Financial Services FBO Customers 499 Washington Blvd. Jersey City, NJ 07310	4,121,603.979	14.03%

Security Ownership of Management

As of September 30, 2023, the trustees and officers, as a group, beneficially owned less than 1% of the outstanding shares of any class of the Fund. During the two most recently completed calendar years, neither the Independent Trustees of the Trust, nor an immediate family member of such Independent Trustee, has owned securities beneficially, or of record, in the Adviser, the Distributor or any of their affiliates. Accordingly, neither the Independent Trustees of the Trust, nor any of their immediate family members, has or had a direct or indirect interest, the value of which exceeds $120,000, in the Adviser, the Distributor or any of their affiliates.

The following table reflects the ownership of the Funds' shares by the Trustees and officers of the Trust, as of the Record Date:

Name	Ownership in the Funds as of December 29, 2023
Independent Trustees	
David Tucker	None
Mark D. Moyer	None
Jennifer Brown-Strabley	None
Interested Trustees	
Karen Shaw	None
Executive Officers	
Karen Shaw	None
Zachary Tackett	None
Carlyn Edgar	None
Lindsey Dorval	None

ADDITIONAL INFORMATION

Other Fund Service Providers

Atlantic Fund Administration, LLC, a wholly owned subsidiary of Apex US Holdings LLC (d/b/a Apex Fund Services) ("Apex") provides fund administration, fund accounting, and transfer agency services to the Fund and the Trust. Pursuant to a Services Agreement with the Trust, Apex also provides the Trust with a President, Chief Financial Officer and Chief Compliance Officer as well as with certain other compliance services. Foreside Fund Services, LLC, a wholly owned subsidiary of Foreside Financial Group, LLC (d/b/a ACA Group) ("Foreside"), located at Three Canal Plaza, Suite 100, Portland, Maine 04101, serves as the Trust's principal underwriter. Foreside is not affiliated with Apex or the Adviser.

Officers of the Trust

The following table lists the names of each officer of the Trust. The address for each of the Funds' officers is Three Canal Plaza, Portland, ME 04101.

Name and Year of Birth	Position with the Trust	Length of Time Served	Principal Occupation(s) During Past 5 Years
Zachary Tackett Born: 1988	President; Principal Executive Officer; Anti-Money Laundering Compliance Officer; Identity Theft Prevention Officer	President and Principal Executive Officer since 2023; Anti-Money Laundering Compliance Officer and Identity Theft Prevention Officer since 2014; Secretary and Vice President 2014-2023	Senior Counsel, Apex Fund Services since 2019; Counsel, Atlantic Fund Services 2014-2019.
Karen Shaw Born: 1972	Treasurer; Principal Financial Officer	Since 2013	Senior Vice President, Apex Fund Services since

			2019; Senior Vice President, Atlantic Fund Services 2008-2019.
Carlyn Edgar Born: 1963	Chief Compliance Officer	Since 2013	Senior Vice President, Apex Fund Services since 2019; Senior Vice President, Atlantic Fund Services 2008-2019.
Lindsey Dorval Born: 1981	Vice President; Secretary	Since 2023	Counsel, Apex Fund Services since 2020.

Reports to Shareholders

The Funds will furnish to shareholders without charge, on request, copies of its semi-annual and annual reports to shareholders for the periods ended June 30, 2023 and December 31, 2023 (once available), respectively. To request a copy of such reports, please write to the Funds at U.S. Global Investors Funds, P.O. Box 588, Portland, Maine 04112, or call the Funds toll-free at 1-800-873-8637.

Proxy Delivery/Householding

If you and another shareholder share the same address, the Transfer Agent may only send one Proxy Statement unless you or the other shareholder(s) request otherwise. Call or write to the Transfer Agent if you wish to receive a separate copy of the Proxy Statement, and the Transfer Agent will promptly mail a copy to you. You may also call or write to the Transfer agent if you wish to receive a separate proxy in the future or if you are receiving multiple copies now and wish to receive a single copy in the future. For such requests, please write to the Funds at U.S. Global Investors Funds, P.O. Box 588, Portland, Maine 04112, or call the Funds toll-free at 1-800-873-8637.

By Order of the Board of Trustees,

Lindsey Dorval
Vice President & Secretary
U.S. Global Investors Funds

January 11, 2024

SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
dated October 1, 2008 between
U.S. Global Investors Funds
and
U.S. Global Investors, Inc.
Last Amended December 15, 2023

The Trust will pay to the Adviser as compensation for the Adviser's services rendered, a monthly fee, based on the Monthly Average Net Assets (as defined below) of the respective Fund in accordance with the following fee schedule:

Fund	Annual Basic Fee Rate
Gold and Precious Metals Fund†	0.90%
World Precious Minerals Fund†	1.00%
Global Resources Fund†	0.95%
Global Luxury Goods Fund	1.00%
Near-Term Tax Free Fund	0.50%
U.S. Government Securities Ultra-Short Bond Fund†	0.50%

The "Monthly Average Net Assets" of any Fund of the Trust for any calendar month shall be equal to the quotient produced by dividing (i) the sum of the net assets of such Fund, determined in accordance with procedures established from time to time by or under the direction of the Board of Trustees of the Trust in accordance with the Declaration of Trust of the Trust, for each calendar day of such month, by (ii) the number of such days.

† The Funds are subject to the following breakpoints:

Fund	Advisory Fee	Assets Under Management
Gold and Precious Metals Fund	0.90%	≤ $500,000,000
	0.85%	> $500,000,000
World Precious Minerals Fund	1.00%	≤ $500,000,000
	0.95%	$500,000,001 - $1,000,000,000
	0.90%	> $1,000,000,000
Global Resources Fund	0.95%	≤ $500,000,000
	0.90%	$500,000,001 - $1,000,000,000
	0.85%	> $1,000,000,000
U.S. Government Securities Ultra-Short Bond Fund	0.50%	≤$250,000,000
	0.375%	>$250,000,000













APEX: U.S. GLOBAL INVESTORS FUNDS
THREE CANAL PLAZA
PORTLAND, ME 04101

SCAN TO
VIEW MATERIALS & VOTE

To vote by Internet

1) Read the Proxy Statement and have the proxy card below at hand.
2) Go to website **www.proxyvote.com or scan the QR Barcode above**
3) Follow the instructions provided on the website.

To vote by Telephone

1) Read the Proxy Statement and have the proxy card below at hand.
2) Call **1-800-690-6903**
3) Follow the instructions.

To vote by Mail

1) Read the Proxy Statement.
2) Check the appropriate box on the proxy card below.
3) Sign and date the proxy card.
4) Return the proxy card in the envelope provided.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V26578-S77444

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

The Board of Trustees recommends you vote FOR the following proposal:

	For	Against	Abstain
1. To approve an amendment to the Investment Advisory Agreement between U.S. Global Investors, Inc. and the Trust, on behalf of the Fund, that eliminates the current performance-based adjustment applicable to each Fund's advisory fee structure; and	☐	☐	☐

To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature [Joint Owners] Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Notice of Special Meeting and Proxy Statement is available at www.proxyvote.com.

V26579-S77444

U.S. GLOBAL INVESTORS FUNDS

Notice is hereby given that a special meeting of shareholders of Global Luxury Goods Fund, Global Resources Fund, Gold and Precious Metals Fund, and World Precious Minerals Fund (each, a "Fund" and together, the "Funds"), each a series of U.S. Global Investors Funds (the "Trust"), will be held at the offices of Atlantic Fund Administration, LLC (d/b/a Apex Fund Services), the Fund's administrator, located at Three Canal Plaza, Portland, Maine 04101 on March 8, 2024, at 10:00 a.m. Eastern Time (with any adjournments or postponements thereof, the "Special Meeting").

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Trustees' recommendations.

Continued and to be signed on reverse side